EXHIBIT 99.1

Medicenna to Announce Second Quarter Fiscal 2023 Financial Results and Operational Highlights on Friday, November 4, 2022

TORONTO and HOUSTON, Oct. 25, 2022 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. ("Medicenna" or “the Company") (NASDAQ: MDNA TSX: MDNA), a clinical stage immuno-oncology company, today announced that it will host a conference call and live webcast on November 4, 2022 at 8:30 AM ET to report its second quarter fiscal 2023 financial results and operational highlights.

To access the call, please dial 1-877-407-9716 from Canada or the United States or 1-201-493-6779 internationally, followed by the conference ID: 13733195. To access the live webcast, please visit https://viavid.webcasts.com/starthere.jsp?ei=1573316&tp_key=64173fbac0. Following the live webcast, an archived version of the call will be available on Medicenna’s website.

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines. Medicenna's long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 (IL-2 receptor beta) binding without CD25 (IL-2 receptor alpha) affinity thereby preferentially stimulating cancer killing effector T cells and NK cells. Medicenna’s early-stage BiSKITs™ program (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors. Medicenna's IL-4 Empowered Superkine, MDNA55, has been studied in 5 clinical trials including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. MDNA55 has obtained Fast-Track and Orphan Drug status from the FDA and FDA/EMA, respectively.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact

For more investor information, please contact:

Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com